Exhibit 2.4

LITHIUM AMERICAS CORP.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS (as restated)

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2013

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

Lithium Americas Corp.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars) (Unaudited)

	As at	As at
	September 30,	December 31,
	2013	2012
	Restated - note 14(b)	Restated - note 14(b)
ASSETS
Non-current assets
Property, plant and equipment (note 4)	$1,033	$1,492
Property rights, exploration and evaluation costs (note 5)	40,372	42,877

Total non-current assets	41,405	44,369

Current assets
Cash and cash equivalents	1,695	965
Other assets (note 6)	636	98

Total current assets	2,331	1,063

Total assets	$43,736	$45,432

EQUITY AND LIABILITIES
Equity
Share capital (note 7)	$56,521	$56,506
Reserves	(766)	4,237
Deficit	(23,004)	(20,316)

Total equity	32,751	40,427

Liabilities
Non-current liabilities
Long-term debt (note 8)	9,000	3,000

Total non-current liabilities	9,000	3,000

Current liabilities
Accounts payable and accrued liabilities	679	1,283
Due to related parties (note 9)	1,306	722

Total current liabilities	1,985	2,005

Total liabilities	10,985	5,005

Total equity and liabilities	$43,736	$45,432

Nature of operations and going concern (note 1)

Commitments and contingencies (note 10)

Subsequent events (note 15)

Approved on behalf of the board of directors:

“David D’Onofrio”, Director

“John Kanellitsas”, Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lithium Americas Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars) (Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	August 31,	September 30,	August 31,
	2013	2012	2013	2012
	Restated	Restated	Restated	Restated
	- note 14(b)	- note 14(b)	- note 14(b)	- note 14(a) and (b)

Employee benefits expense	$170	$378	$1,350	$1,354
Professional fees	103	141	273	415
Consulting expenses	3	52	7	185
Administrative expenses	153	308	508	1,272
Share-based payment	125	193	271	819
Depreciation expense	144	109	319	318
Finance costs	10	—	10	962
Net interest expense (income)	148	4	360	(38)
Net foreign exchange (gains) losses	(223)	19	(410)	(22)

Loss for the period	(633)	(1,204)	(2,688)	(5,265)

Other comprehensive income (loss)
Foreign exchange difference on translating foreign operation with a different functional currency:
Foreign exchange differences arising during the period	(3,361)	(2,936)	(5,276)	(676)

Comprehensive loss for the period	$(3,994)	$(4,140)	$(7,964)	$(5,941)

Loss per share - basic and diluted (note 7)	$(0.01)	$(0.02)	$(0.03)	$(0.07)

Weighted average number of common shares outstanding	77,308,481	77,290,981	77,308,032	77,252,419

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lithium Americas Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars) (Unaudited)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	August 31,
	2013	2012
	Restated - note 14(b)	Restated - note 14(a) and (b)

Cash flows from operating activities
Loss for the period	$(2,688)	$(5,265)
Adjustments for:
Share based payments	271	819
Depreciation expense	319	318
Finance costs	10	962
Net interest expense (income)	360	(38)
Net foreign exchange gains	(410)	(22)
Loss on disposal	1	—
Changes in non-cash working capital items:
Other assets	(527)	231
Accounts payable and accrued liabilities	(118)	(1,459)
Due to related parties	585	9

	(2,197)	(4,445)

Cash interest received	1	50
Cash interest paid	(298)	—

Net cash used in operating activities	(2,494)	(4,395)

Cash flows from investing activities
Proceeds on disposition of assets	1	—
Purchase of property, plant and equipment	(27)	(805)
Acquisition of property rights, exploration and evaluation costs	(2,736)	(6,970)
Redemption of investment	—	1,000

Net cash used in investing activities	(2,762)	(6,775)

Cash flows from financing activities
Exercise of stock options	9	37
Draw down on credit facility	6,000	2,000

Net cash provided by financing activities	6,009	2,037

Net change in cash and cash equivalents	753	(9,133)
Effects of exchange rate changes on cash and cash equivalents	(23)	(94)
Cash and cash equivalents, beginning of period	965	11,485

Cash and cash equivalents, end of period	$1,695	$2,258

Cash	$1,630	$2,098
Money market instruments	65	160

Cash and cash equivalents	$1,695	$2,258

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lithium Americas Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in thousands of Canadian dollars) (Unaudited)

			Share-based	Foreign currency
	Share	Warrant	payment	translation
	capital	reserve	reserves	reserve	Deficit	Total

Balance, Restated November 30, 2011	$56,444	$6,754	$5,100	$(7,090)	$(12,529)	$48,679
Stock options exercised	62	—	(25)	—	—	37
Warrants issued	—	962	—	—	—	962
Share-based payments - expensed	—	—	819	—	—	819
Share-based payments - capitalized	—	—	(10)	—	—	(10)
Correction of error (note 14(a))	—	—	—	739	(739)	—
Correction of error (note 14(b))	—	—	—	(713)	—	(713)
Foreign exchange differences arising during the period	—	—	—	(676)	—	(676)
Loss for the period	—	—	—	—	(5,265)	(5,265)

Balance, Restated August 31, 2012	$56,506	$7,716	$5,884	$(7,740)	$(18,533)	$43,833

			Share-based	Foreign currency
	Share	Warrant	payment	translation
	capital	reserve	reserves	reserve	Deficit	Total
Balance, Restated December 31, 2012	$56,506	$7,716	$6,089	$(9,568)	$(20,316)	$40,427
Stock options exercised	15	—	(6)	—	—	9
Warrants issued	—	10	—	—	—	10
Share-based payments - expensed	—	—	281	—	—	281
Share-based payments - capitalized	—	—	(12)	—	—	(12)
Correction of error (note 14(b))	—	—	—	(2,119)	—	(2,119)
Foreign exchange differences arising during the period	—	—	—	(3,157)	—	(3,157)
Loss for the period	—	—	—	—	(2,688)	(2,688)
Balance, Restated September 30, 2013	$56,521	$7,726	$6,352	$(14,844)	$(23,004)	$32,751

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013

(Expressed in thousands of Canadian dollars) (Unaudited)

1.             Nature of operations and going concern

Lithium Americas Corp. (the “Company”) is a publicly listed company incorporated in Canada and its shares are listed on the Toronto Stock Exchange (“TSX”). The Company has offices in Toronto, Canada and in Jujuy, Argentina. The Company’s registered office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, M5X 1G5. The Company was incorporated on April 28, 2009, and did not commence corporate or exploration activities until June 2009. The principal activity of the Company is the exploration and evaluation of its lithium and potassium properties in Argentina.

These consolidated financial statements include the Company’s three wholly owned subsidiaries - Minera Exar S.A. and Potassium S.A. are both companies incorporated in Argentina, and 2265866 Ontario Inc., is a company incorporated in Canada.

The Company’s common shares commenced trading on the TSX, under the symbol “LAC”, on May 13, 2010.

During the ten months ended December 31, 2012, the Company changed its financial year-end from February 28 to December 31.  These financial statements are for the restated three and nine months ended September 30, 2013 with comparative figures for the restated three months and nine months ended August 31, 2012. Refer to note 14.

The Company is primarily engaged in the exploration and evaluation for lithium and potassium (potash) deposits on properties in Argentina. The recoverability of the amount shown for property rights and exploration costs is dependent upon obtaining project financing and attaining future profitable production from such properties.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at September 30, 2013 the Company had $1,695 (December 31, 2012 - $965) in cash and cash equivalents and a $10,500 stand-by line of credit, of which $1,500 remains unused at September 30, 2013. As at September 30, 2013 the Company had accumulated losses since inception of $23,004. Because of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.   The Company will need to raise additional capital through debt, equity issuances, or other available means in order to continue to fund existing obligations and ongoing operating and development expenditures. The Company is currently in discussions with potential strategic and financial partners in order to secure sufficient funding, however, there is no assurance that these funds will be available on terms acceptable to the Company or at all. These circumstances indicate the existence of a material uncertainty which may cast significant doubt as to the ability of the Company to continue as a going concern.  These consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern.  These adjustments may be material.

These consolidated financial statements were approved by the Board of Directors on January 3, 2014.

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013

(Expressed in thousands of Canadian dollars) (Unaudited)

2.             Significant accounting policies

Statement of compliance

The Company applies International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC. The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRSs issued and outstanding as of November 11, 2013, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the ten months ended December 31, 2012. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December  31,  2013  could  result  in  restatement  of  these  unaudited  condensed  interim  consolidated  financial statements.

IFRS 10 — Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company’s adoption of IFRS 10 had no effect on its consolidated financial statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by venturers. The Company’s adoption of IFRS 11 had no effect on its consolidated financial statements.

IFRS 12 — Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, and special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s  interests  in  other  entities.  The  Company’s adoption of  IFRS  12  required no  additional disclosure in  its condensed consolidated interim financial statements.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company’s prospective adoption of IFRS 13 did not require any adjustment to the valuation techniques currently used to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Amendments to IAS 1 — Presentation of financial statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendments require separate presentation of the items of OCI that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The Company’s adoption of this amendment had no effect on the presentation of its consolidated financial statements.

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013

(Expressed in thousands of Canadian dollars) (Unaudited)

3.             Segment information

Operating segments were identified on the basis of internal reporting reviews that are performed by the chief operating decision maker. Two segments were identified based on the geographical areas and the reporting structure. The accounting policies of the reportable segments are the same as the Company’s accounting policies. The Company operates one business segment based in Canada and one operating segment based in Argentina. Assets, liabilities and loss within each segment are as follows:

	As at September 30, 2013 - Restated			As at December 31, 2012 - Restated
	Canada	Argentina	Total	Canada	Argentina	Total
Non-current assets	$4,008	$37,397	$41,405	$3,769	$40,600	$44,369
Current assets	$2,021	$310	$2,331	$982	$81	$1,063
Non-current liabilities	$9,000	$—	$9,000	$3,000	$—	$3,000
Current liabilities	$1,570	$415	$1,985	$1,051	$954	$2,005

	September 30, 2013 - Restated			August 31, 2012 - Restated
For the nine months ended	Canada	Argentina	Total	Canada	Argentina	Total

Share-based payments	$267	$4	$271	$803	$16	$819
Depreciation expense	$7	$312	$319	$7	$311	$318
Finance costs	$10	$—	$10	$962	$—	$962
Net interest expense (income)	$361	$(1)	$360	$(37)	$(1)	$(38)
Net foreign exchange gains	$(410)	$—	$(410)	$(22)	$—	$(22)
Loss for the period	$1,713	$975	$2,688	$3,805	$1,460	$5,265

Supplementary information

	September 30, 2013 - Restated			August 31, 2012 - Restated
For the nine months ended	Canada	Argentina	Total	Canada	Argentina	Total

Property, plant and equipment expenditure	$—	$27	$27	$6	$799	$805
Property rights, exploration and evaluation costs	$246	$2,490	$2,736	$46	$6,924	$6,970

	September 30, 2013 - Restated			August 31, 2012 - Restated
For the three months ended	Canada	Argentina	Total	Canada	Argentina	Total

Share-based payments	$125	$—	$125	$188	$5	$193
Depreciation expense	$2	$142	$144	$2	$107	$109
Finance costs	$10	$—	$10	$—	$—	$—
Net interest expense (income)	$148	$—	$148	$5	$(1)	$4
Net foreign exchange (gains) losses	$(223)	$—	$(223)	$19	$—	$19
Loss for the period	$275	$358	$633	$783	$421	$1,204

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013

(Expressed in thousands of Canadian dollars) (Unaudited)

4.             Property, plant and equipment

The following useful lives were determined:

Office furniture	10 years
Geological and communications equipment	3 years
Vehicles	3 years

	Office	Geological and communications
Cost	furniture	equipment	Vehicles	Total
Balance as at December 31, 2012	$7	$2,133	$338	$2,478
Additions	—	27	—	27
Disposals	—	(1)	—	(1)
Effect of foreign exchange differences	(1)	(187)	(5)	(193)

Balance as at September 30, 2013	$6	$1,972	$333	$2,311

Accumulated depreciation
Balance as at December 31, 2012	$(5)	$(681)	$(300)	$(986)
Depreciation expense	(1)	(285)	(33)	(319)
Effect of foreign exchange differences	—	24	3	27

Balance as at September 30, 2013	$(6)	$(942)	$(330)	$(1,278)

Carrying amount as at September 30, 2013	$—	$1,030	$3	$1,033

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013

(Expressed in thousands of Canadian dollars) (Unaudited)

4.            Property, plant and equipment (continued)

		Geological and
	Office	communications
Cost	furniture	equipment	Vehicles	Total
Balance as at February 29, 2012	$7	$1,764	$344	$2,115
Additions	—	434	—	434
Disposals	—	—	(3)	(3)
Effect of foreign exchange differences	—	(65)	(3)	(68)

Balance as at December 31, 2012	$7	$2,133	$338	$2,478

Accumulated depreciation

Balance as at February 29, 2012	$(4)	$(434)	$(222)	$(660)
Depreciation expense	(1)	(264)	(84)	(349)
Effect of foreign exchange differences	—	17	6	23

Balance as at December 31, 2012	$(5)	$(681)	$(300)	$(986)

Carrying amount as at December 31, 2012	$2	$1,452	$38	$1,492

5.            Property rights, exploration and evaluation costs

	Property rights	Exploration and evaluation	Total

Balance as at December 31, 2012 - Restated	$5,362	$37,515	$42,877

Addition by way of the following consideration:
Cash	293	2,443	2,736
Share-options granted	—	12	12

Total additions for the nine months ended September 30, 2013	293	2,455	2,748
Effect of foreign currency exchange differences	(714)	(4,539)	(5,253)

Balance as at September 30, 2013 - Restated	$4,941	$35,431	$40,372

	Property rights	Exploration and evaluation	Total

Balance as at February 29, 2012 - Restated	$4,820	$33,939	$38,759

Addition by way of the following consideration:
Cash	725	4,758	5,483
Share-options granted	—	(8)	(8)

Total additions for the ten months ended December 31, 2012	725	4,750	5,475
Effect of foreign currency exchange differences	(183)	(1,174)	(1,357)

Balance as at December 31, 2012 - Restated	$5,362	$37,515	$42,877

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013

(Expressed in thousands of Canadian dollars) (Unaudited)

5.             Property rights, exploration and evaluation costs (continued)

In November 2012, the Company announced that it entered into a letter of intent with Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), whereby JEMSE will acquire an 8.5% equity interest in the Company’s Argentinian subsidiary and provide management services as required to develop the project. JEMSE will only acquire this equity position upon completion of the project financing. JEMSE will be required to cover its pro rata share of the financing requirements for the construction of the project. These funds will be loaned to JEMSE by the Company and will be repayable out of one- third of the dividends to be received by JEMSE over future years from the project.  The distribution of dividends to JEMSE and other shareholders in the project will only commence once all commitments related to the project and debt financing are met. Refer to note 10.

6.            Other assets

	As at	As at
	September 30,	December 31,
	2013	2012
Harmonized sales tax receivable - (Canada)	$53	$32
Prepaid expenses	72	66
Loan receivable	511	—
	$636	$98

On August 16, 2013, the Company provided a $500 loan to an arm’s length corporation in order to fund short term working capital. The loan accrues interest at 18%, is to be repaid on March 31, 2014 and is secured by general security agreement which provides a pari-passu first charge over all the assets of the borrower.  The Company provided the loan as a bridge to a potential strategic transaction. As at September 30, 2013, $11 of interest accrued on the loan.

7.            Issued capital, warrants and share options

a)            Authorized capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)            Issued capital

	Number of shares	Amount
Special shares (i)
Balance, September 30, 2013 and December 31, 2012	1	$—
Common shares (ii)
Balance as at February 29, 2012	77,215,981	56,444
Issued for exercise of share options (iii)	75,000	62
Balance as at December 31, 2012	77,290,981	56,506
Issued for exercise of share options (iv)	17,500	15
Balance as at September 30, 2013	77,308,481	$56,521

(i)                                    Special shares have the right to ensure representation on the board of directors but hold no other voting powers.

(ii)                                 Common shares with no par value carry one vote per share and carry a right to dividends.

(iii)                              During the ten months ended December 31, 2012 a total of 75,000 share options were exercised at $0.50 per share for total proceeds of $37. Pursuant to the exercise of these share options a total of $25 was reallocated from the share-based payment reserve to share capital.

(iv)                             During the nine months ended September 30, 2013 a total of 17,500 share options were exercised at $0.50 per share for total proceeds of $9. Pursuant to the exercise of these share options a total of $6 was reallocated from the share-based payment reserve to share capital.

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013

(Expressed in thousands of Canadian dollars) (Unaudited)

7.            Issued capital, warrants and share options (continued)

c)            Warrants

The following table shows the continuity of warrants for the periods presented below:

	Number of warrants	Weighted average exercise price ($)
Balance as at February 29, 2012 and December 31,2012 (i)	2,000,000	1.68
Issued (ii)	100,000	0.60
Balance as at September 30, 2013	2,100,000	1.63

(i)                                    On January 6, 2012, the Company secured a $10,000 stand-by credit facility from a syndicate of shareholders (see note 8). A total of 2,000,000 warrants were granted to these shareholders as a finance fee. Each warrant is exercisable for one common share of the Company until January 6, 2015, at an exercise price of $1.68 per common share.  The Company’s stock price at the date of the grant was $1.32.  In determining the fair value of the  warrants,  the  Company used  the  Black-Scholes option  pricing  model  with  the  following assumptions: weighted average volatility rate of 89%; risk free interest rate of 0.95%; expected dividends of 0%; and expected life of 1.8 years. The value of the warrants issued of $962 related to finance costs was established on January 6, 2012.

(ii)                                 On August 12, 2013, the Company entered into an amended and restated stand-by credit facility. The significant amendment to the agreement was to increase the funds available under the agreement by $500 (from $10,000 to $10,500). This additional $500 to be provided by Geologic Resource Partners LLC (see note 8). As such, a total of 100,000 warrants were granted to Geologic Resource Partners LLC as a finance fee. Each warrant is exercisable for one common share of the Company until August 12, 2016, at an exercise price of $0.60 per common share.  The Company’s stock price at the date of the grant was $0.44.  In determining the fair value of the  warrants,  the  Company used  the  Black-Scholes option  pricing  model  with  the  following assumptions: weighted average volatility rate of 66%; risk free interest rate of 1.18%; expected dividends of 0%; and expected life of 1.8 years. The value of the warrants issued of $10 related to finance costs was established on August 12, 2013.

The following table provides a summary of common share purchase warrants outstanding at September 30, 2013:

Number of warrants	Exercise price ($)	Expiry date
2,000,000	1.68	January 6, 2015
100,000	0.60	August 12, 2016
2,100,000

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013

(Expressed in thousands of Canadian dollars) (Unaudited)

7.            Issued capital, warrants and share options (continued)

d)            Share options

Share options granted carry no rights to dividends and no voting rights.

The following table shows the continuity of stock options for the periods presented below:

	Number of stock options	Weighted average exercise price ($)
Balance as at February 29, 2012	6,893,835	1.36
Granted (i)	1,150,000	0.91
Exercised	(75,000)	0.50
Cancelled (ii)	(541,669)	1.22
Forfeited (ii)	(83,333)	1.43

Balance as at December 31, 2012	7,343,833	1.31
Granted (iv)	600,000	0.44
Exercised	(17,500)	0.50
Cancelled (iii)	(16,666)	1.50
Forfeited (iii)	(189,998)	1.18
Balance as at September 30, 2013	7,719,669	1.24

(i)                                    During the ten months ended December 31, 2012, 1,150,000 share options were granted to directors, officers and employees at an exercise price of $0.91 expiring December 7, 2017.

(ii)                                 During the ten months ended December 31, 2012, 83,333 share options were forfeited as a result of employee departures. There were also 541,669 share options cancelled during the ten months ended December 31, 2012.

(iii)                              During the nine months ended September 30, 2013, 189,998 share options were forfeited as a result of employee  departures.  There  were  also  16,666  share  options  cancelled  during  the  nine  months  ended September 30, 2013.

(iv)                             During the nine months ended September 30, 2013, 600,000 share options were granted to directors at an exercise price of $0.44 expiring August 12, 2018.

The following table summarizes the inputs used by the Company in calculating the share-based payment expense using the Black-Scholes Model:

	Option Series
	June	August	January	December	August
	2011	2011	2012	2012	2013
Acquisition date share price	$1.51	$1.40	$1.31	$0.91	$0.44
Exercise price	$1.63	$1.43	$1.31	$0.91	$0.44
Expected volatility	95%	93%	104%	78%	73%
Expected life in years	3.00	3.00	3.00	3.00	3.00
Dividend yield	0%	0%	0%	0%	0%
Risk free interest rate	2.02%	1.40%	0.95%	1.10%	1.18%
Forfeiture rate	0%	0%	0%	5%	4%

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013

(Expressed in thousands of Canadian dollars) (Unaudited)

7.           Issued capital, warrants and share options (continued)

d)           Share options (continued)

The following table summarizes information about the share options outstanding at September 30, 2013:

Number outstanding	Number vested and exercisable	Exercise price	Expiry date	Average remaining contractual life (years)
1,208,000	1,208,000	$0.50	August 4, 2014	0.84
150,000	150,000	0.50	September 9, 2014	0.94
225,000	225,000	1.50	December 1, 2014	1.18
375,000	375,000	1.50	January 25, 2015	1.32
1,000,000	1,000,000	1.85	May 13, 2015	1.62
200,000	200,000	1.85	June 21, 2015	1.72
200,000	200,000	1.85	July 12, 2015	1.78
875,000	875,000	1.73	September 23, 2015	1.98
450,000	450,000	1.63	June 15, 2016	2.71
1,226,667	1,226,667	1.43	August 24, 2016	2.90
150,000	100,000	1.31	January 18, 2017	3.30
1,060,002	383,340	0.91	December 7, 2017	4.19
600,000	200,000	0.44	August 12, 2018	4.87
7,719,669	6,593,007	$1.24		2.41

Share options are expensed as share-based payment or capitalized to property rights, exploration and evaluation costs according to the recipient and respective vesting periods and credited to the share-based payment reserve.  For the three and nine months ended September 30, 2013, $3 and $12, respectively (three and nine months ended August 31, 2012 - $8 and $(10), respectively) were capitalized to property rights, exploration and evaluation costs.  For the three and nine months ended September 30, 2013, $125 and $271, respectively (three and nine months ended August 31, 2012 - $193 and $819, respectively) were expensed as share-based payment.

Effect on diluted earnings per share

Warrants and share options have an anti-dilutive effect on the diluted loss per share disclosed in the consolidated statements of loss and comprehensive loss and therefore were not included in the diluted earnings per share calculation.

8.             Long-term debt

In January 2012, the Company secured a $10,000 stand-by credit facility from a syndicate of shareholders: Geologic Resource Partners LLC, Pinetree Capital Ltd., and PowerOne Capital Markets Limited.   This facility is a Canadian denominated credit facility and is secured by a general security agreement which provides a first charge over all the assets of the Company. The Company had the ability to draw down amounts in increments of $2,000, with repayment of any draw downs to be made by January 6, 2015. Interest accrues at 9.00% per annum, calculated daily and payable semi-annually.

On August 3, 2012, the Company’s stand-by credit facility was amended. The significant amendments to the agreement included a reduction of the minimum draw down increments of $2,000 to $1,000 and PowerOne Capital Markets Limited assigned half of their interest in the credit facility to 2215211 Ontario Inc. (another shareholder of the Company).  All other terms of the agreement remained substantially the same under the terms of the amended facility.

On August 12, 2013, the Company further amended its stand-by credit facility.   The significant amendment to the agreement was to increase the funds available under the agreement by $500 (from $10,000 to $10,500).  The purpose of the $500 increase was to fund the loan identified in note 6.  The $500 increase in the stand-by credit facility was provided to the Company by Geologic Resource Partners LLC.  All other terms of the amended and restated stand-by credit agreement remained substantially the same as the August 3, 2012 agreement, including the repayment date of January 6, 2015.

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013

(Expressed in thousands of Canadian dollars) (Unaudited)

8.             Long-term debt (continued)

At September 30, 2013, the Company has drawn $9,000 (December 31, 2012 - $3,000) on the credit facility. The Company accrued interest in the amount of $160 and $368 for the three and nine months ended September 30, 2013 (three and nine months ended August 31, 2012 - $nil). The Company paid interest in the amount of $218 and $298 for the three and nine months ended September 30, 2013 (three and nine months ended August 31, 2012 - $nil). The remainder of the facility remains unused at September 30, 2013. Subsequent to September 30, 2013, the Company drew an additional $500 on its stand-by credit facility. As such, the Company has drawn $9,500 from its $10,500 credit facility. Refer to note 15.

9.             Related party balances and transactions

During the three and nine months ended September 30, 2013, the Company paid or accrued the Executive Chairman of the Company (whose services are provided through Greenbrook Capital Partners Inc.) $40 and $120, respectively (three and nine months ended August 31, 2012 - $40 and  $120) in cash compensation and $13 and $59 (three and nine months ended August 31, 2012 - $40 and $114) in share-based compensation.

During the year ended February 29, 2012, a partner of the Company’s primary legal counsel, Gowling Lafleur Henderson LLP, became an officer of the Company. Subsequently, this individual became a director of the Company on June 25, 2013.  During the three and nine months ended September 30, 2013, the Company incurred legal fees of $73 and $193, respectively (three and nine months ended August 31, 2012 - $162 and $325) of which $90  are included in due to related parties (December 31, 2012 -$92).

During the three and nine months ended September 30, 2013, the Company contracted a construction company, Magna Construcciones, whose agent is a director of the Company, for $nil and $1 (three and nine months ended August 31, 2012 - $2 and $51) of which $1 are included in due to related parties (December 31, 2012 - $2). These transactions were in the normal course of business and were measured at the exchange amount established and agreed to by the related parties.

During the year ended February 29, 2012, the Company secured a $10,000 stand-by credit facility from a syndicate of shareholders: Geologic Resource Partners LLC, Pinetree Capital Ltd., and PowerOne Capital Markets Limited. The credit facility was increased by $500 to $10,500 on August 12, 2013 (refer to note 8). Interest accrues at 9.00% per annum, calculated daily and payable semi-annually.  At September 30, 2013, the Company has drawn $9,000 on the credit facility.  The stand-by credit facility is due to be repaid on January 6, 2015.

The former Chief Executive Officer had an ownership position in a company that received a financial surety from Minera Exar (see note 10).

Due to related parties

	September 30, 2013	December 31, 2012
Due to key management personnel and directors	$1,065	$553
Due to credit facility lenders	150	75
Gowling Lafleur Henderson LLP	90	92
Magna Construcciones	1	2
	$1,306	$722

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013
(Expressed in thousands of Canadian dollars) (Unaudited)

9.                                      Related party balances and transactions (continued)

Compensation of key management personnel and directors

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	August 31,	September 30,	August 31,
	2013	2012	2013	2012

Short-term benefits	$158	$196	$654	$1,152
Termination payments	(15)	—	662	—
Share based payments	119	202	254	606
	$262	$398	$1,570	$1,758

The above noted transactions are in the normal course of business and are measured at the exchange amount, as agreed to by the parties, and approved by the Board of Directors in strict adherence to conflict of interest laws and regulations.

As of September 30, 2013, Geologic Resource Partners LLC owned directly or indirectly 13,138,100 common shares or approximately 17% of the outstanding common shares and Magna International Inc. owned directly or indirectly 9,789,400 common shares or approximately 13% of the outstanding common shares.  The remaining 70% of the common shares are widely held, which includes various sized holdings which are owned by directors of the Company. These holdings can change at any time at the discretion of the owner.

10.                               Commitments and contingencies

		Later than
		one year and
	Not later	not later than	Later than
	than one year	five years	five years	Total

Commitments for:
Property payments	$350	$—	$—	$350
Annual royalty regarding property rights	206	823	4,731	5,760
Aboriginal community programs	94	468	5,613	6,175
	$650	$1,291	$10,344	$12,285

In addition to the commitments identified in the table above, the Company’s stand-by credit facility is due to be repaid on January 6, 2015.  As at September 30, 2013, the Company has drawn $9 million under the stand-by credit facility. See notes 8 and 15.

Commitments contingent on future events

The following commitments are contingent on future events and are not disclosed in the table above:

•                               A further one-time payment of US$300 ($309) is contingent upon the Company beginning construction of its operations.  This payment is due to a company whose Chief Executive Officer is a director of Lithium Americas;

•                               The original vendor of a property is entitled to an annual royalty of 3% net profit interest, commencing at commercial production stage of the project.  This royalty is due to a company whose Chief Executive Officer is a director of Lithium Americas. At any time, the Company can cancel the royalty in exchange for a one-time payment of US$7,000 ($7,200).

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013
(Expressed in thousands of Canadian dollars) (Unaudited)

10.                           Commitments and contingencies (continued)

Contingencies

•                                In November 2012, the Company announced that it entered into a letter of intent with Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), whereby JEMSE will acquire an 8.5% equity interest in the Company’s Argentinian subsidiary and provide management services as required to develop the project. JEMSE will only acquire this equity position upon completion of the project financing.  JEMSE will be required to cover its pro rata share of the financing requirements for the construction of the project. Refer to note 5.

•                                In the normal course of operations, the Company is party to lawsuits, claims and contingencies.  Accruals are made in instances where it is probable that liabilities have been incurred and where such liabilities can be reasonably estimated.  Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on the consolidated financial statements.

•                                Minera Exar has provided a financial surety for up to US$750 to support the technical development of a mineral exploration project of a private company which is deemed a related party due to the former Chief Executive Officer’s ownership in the private company. To date, no funds have been provided by Minera Exar in relation to this surety.

11.                        Non-cash transactions

During the three months ended September 30, 2013, the Company capitalized certain share-based payment amounts to property rights, exploration and evaluation costs in the amount of $3 (three months ended August 31, 2012 - $8).

During the nine months ended September 30, 2013, the Company capitalized certain share-based payment amounts to property rights, exploration and evaluation costs in the amount of $12 (nine months ended August 31, 2012 - $(10)).

12.                        Financial instruments

Capital and risk management

The Company defines capital as total equity. The Company manages its capital to ensure that funds are available or are scheduled to be raised to provide adequate funds to carry out the Company’s defined exploration programs and to meet its ongoing administrative costs. At September 30, 2013, total equity was $32,751 (December 31, 2012 - $40,427).

Capital management is undertaken by the Board of Directors through their review and acceptance of general, administrative, exploration and evaluation budgets that are achievable with available financial resources and the financial resources made available from private placements or other fund raisings.

The Company is not subject to any externally imposed capital requirements.

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013
(Expressed in thousands of Canadian dollars) (Unaudited)

12.                              Financial instruments (continued)

Capital and risk management (continued)

The following table has been prepared based on the undiscounted cash flow of financial liabilities outstanding:

					September 30,	December 31,
	Less than	1-3	3 months	Greater than	2013	2012
	1 month	months	to 1 year	1 year	Total	Total

Long-term debt	$—	$—	$—	$9,000	$9,000	$3,000
Accounts payable and accrued liabilities	—	679	—	—	679	1,283
Due to related parties	—	412	894	—	1,306	722

	$—	$1,091	$894	$9,000	$10,985	$5,005

Refer to note 10 for additional liquidity risk for the Company, based on expected cash flows relating to commitments.

Liquidity risk management

The Company manages liquidity risk by maintaining adequate cash balances in accordance with the capital management policy. Management continuously monitors forecasts and actual cash flows.

The Company also has a $10,500 stand-by credit facility, upon which the Company has drawn $9,000 and the remainder is unused as at September 30, 2013. The draw downs bear an annual interest rate of 9%, payable semi- annually in arrears. The repayment of the total draw down amount is due January 6, 2015.

Cash and cash equivalents comprise cash at banks and on hand, and short-term money market instruments with an original maturity of three months or less, which are readily convertible into a known amount of cash. As at September 30, 2013, the cash and cash equivalents balance was $1,695 (December 31, 2012 - $965).

Foreign currency risk management

The Company’s cash and cash equivalents are denominated in the following currencies:

	September 30, 2013	December 31, 2012
Denominated in Canadian dollars	$1,407	$874
Denominated in Argentine pesos	286	71
Denominated in United States of America dollars	2	20
Cash and cash equivalents	$1,695	$965

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed by maintaining low levels of foreign currencies and related obligations. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities in Canadian dollars are:

	September 30, 2013		December 31, 2012
	Assets	Liabilities	Assets	Liabilities
Argentine pesos	$310	$424	$81	$958
United States of America dollars	2	43	20	117

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013
(Expressed in thousands of Canadian dollars) (Unaudited)

12.                               Financial instruments (continued)

Foreign currency risk management (continued)

Based on the above balances, had the Canadian dollar strengthened/weakened by 5% against the Argentine peso, the Company’s net loss would have been $6 lower/higher (December 31, 2012 - $44 lower/higher). If the Canadian dollar strengthened/weakened by 5% against the United States of America dollar, the Company’s net loss would have been $2 lower/higher (December 31, 2012 - $5 lower/higher).

Interest rate risk management

The Company’s overall exposure to the risk of changes in market interest rates relates primarily to its bank balances. At present rates, the impact on interest income is minimal.

The Company’s long-term debt is subject to a fixed interest rate of 9% and therefore does not result in exposure to variability in the short-term. In the future, if the debt is renegotiated or additional financing is secured, the Company may be exposed to interest rate risk.

Credit risk management

The Company’s credit risk arises mainly from its cash on deposit with banks, and from the $500 loan it provided to a third party (see note 6). The Company limits its counterparty credit risk on its cash deposits by dealing only with financial institutions with high credit ratings. The Company limits its counterparty credit risk on the loan by obtaining a general security agreement which provides a pari-passu first charge over all the assets of the borrower and by keeping the loan duration short.

13.                               Categories of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

	September 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Financial assets:
Loans and receivables
Cash and cash equivalents	$1,695	$1,695	$965	$965
Loan receivable	511	511	—	—

Financial liabilities:
Other financial liabilities
Long-term debt	$9,000	$8,550	$3,000	$2,850
Accounts payable and accrued liabilities	679	679	1,283	1,283

As of September 30, 2013 and December 31, 2012, the fair value of all of the Company’s financial instruments approximates the carrying value, due to their short-term nature.  Cash and cash equivalents have been classified as Level 1; loan receivable has been classified as Level 3; long-term debt and accounts payable and accrued liabilities have been classified as Level 2 based on the fair value hierarchy.

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013
(Expressed in thousands of Canadian dollars) (Unaudited)

14.                               Correction of an error

a)                                     In the course of the preparation of the Company’s consolidated financial statements for the ten months ended December 31, 2012, management identified historical errors in the accounting for foreign exchange gains and losses associated with its consolidation elimination entries, along with errors in the classification of foreign exchange amounts within the consolidated statement of cash flows.  As such, management conducted a review of the errors in order to record adjustments, and as a result, the Company has restated its consolidated financial statements for the year ended February 29, 2012.

The following table summarizes the impact of the restatement adjustments on the Company’s previously reported consolidated financial statements:

	As previously
For the three months ended August 31, 2012	reported ($)	Correction ($)	As restated ($)
Consolidated Statements of Loss and Comprehensive Loss
Net foreign exchange gains (losses)	(9)	(10)	(19)
Loss for the period	(1,194)	(10)	(1,204)
Other comprehensive loss (foreign exchange)	(2,019)	10	(2,009)
Total comprehensive loss for the period	(3,213)	—	(3,213)

Consolidated Statements of Changes in Equity
Foreign currency translation reserve, beginning of period	(4,830)	1,221	(3,609)
Deficit, beginning of period	(16,108)	(1,221)	(17,329)
Foreign currency translation reserve, end of period	(6,847)	1,231	(5,616)
Deficit, end of period	(17,302)	(1,231)	(18,533)

	As previously
For the nine months ended August 31, 2012	reported ($)	Correction ($)	As restated ($)

Consolidated Statements of Loss and Comprehensive Loss
Net foreign exchange gains (losses)	513	(491)	22
Loss for the period	(4,774)	(491)	(5,265)
Other comprehensive loss (foreign exchange)	242	491	733
Total comprehensive loss for the period	(4,532)	—	(4,532)

Consolidated Statements of Changes in Equity
Foreign currency translation reserve, beginning of period	(7,090)	739	(6,351)
Deficit, beginning of period	(12,529)	(739)	(13,268)
Foreign currency translation reserve, end of period	(6,847)	1,231	(5,616)
Deficit, end of period	(17,302)	(1,231)	(18,533)

Impact on Consolidated Statements of Cash Flows

The errors noted above related to a misclassification between net foreign exchange gains and losses and the cumulative translation reserve on the consolidated statements of loss and comprehensive loss, the impact of the errors on the consolidated statements of cash flows is a reallocation between the loss for the period and the net foreign exchange gains and losses under operating activities.

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013
(Expressed in thousands of Canadian dollars) (Unaudited)

14.                              Correction of an error (continued)

a)                                    (continued)

Impact on Consolidated Statements of Cash Flows (continued)

The errors related to the misclassification of foreign exchange balances within the consolidated statement of cash flows are as follows:

	As previously
For the nine months ended August 31, 2012	reported ($)	Correction ($)	As restated ($)

Consolidated Statements of Cash Flows
Net cash used in operating activities	(2,495)	(491)	(2,986)
Net cash used in investing activities	(9,823)	1,639	(8,184)
Effects of exchange rate changes on cash	1,054	(1,148)	(94)

b)                                     As a result of investigating unusual foreign exchange fluctuations in the September 30, 2013 unaudited condensed interim consolidated financial statements, management identified historical errors in the accounting for property rights, exploration and evaluation costs.  Specifically, foreign exchange amounts were capitalized to property rights, exploration and evaluation costs. In addition, certain amounts related to foreign exchange were incorrectly classified within the statement of cash flows. As such, management conducted a review of the errors in order to record adjustments, and as a result the Company has restated its consolidated financial statements for the 10 month period ended December 31, 2012, the year ended February 29, 2012 and the nine month period ended September 30, 2013.

The following table summarizes the impact of the restatement adjustments on the Company’s previously reported consolidated financial statements:

	As previously
Consolidated Statements of Loss and Comprehensive Loss	reported ($)	Correction ($)	As restated ($)
For the three months ended September 30, 2013
Other comprehensive loss (foreign exchange)	(2,034)	(1,327)	(3,361)
Total comprehensive loss for the period	(2,667)	(1,327)	(3,994)
For the three months ended August 31, 2012
Other comprehensive loss (foreign exchange)	(2,007)	(929)	(2,936)
Total comprehensive loss for the period	(3,211)	(929)	(4,140)
For the nine months ended September 30, 2013
Other comprehensive loss (foreign exchange)	(3,157)	(2,119)	(5,276)
Total comprehensive loss for the period	(5,845)	(2,119)	(7,964)
For the nine months ended August 31, 2012
Other comprehensive loss (foreign exchange)	733	(1,409)	(676)
Total comprehensive loss for the period	(4,532)	(1,409)	(5,941)

Consolidated Statements of Financial Position	As previously reported ($)	Correction ($)	As restated ($)

September 30, 2013
Property rights, exploration and evaluation costs	45,351	(4,979)	40,372
Reserves	4,213	(4,979)	(766)
December 31, 2012
Property rights, exploration and evaluation costs	45,737	(2,860)	42,877
Reserves	7,097	(2,860)	4,237

Lithium Americas Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Restated Three and Nine Months Ended September 30, 2013
(Expressed in thousands of Canadian dollars) (Unaudited)

14.                               Correction of an error (continued)

b)                                     (continued)

	As previously
Consolidated Statements of Changes in Equity	reported ($)	Correction ($)	As restated ($)
For the nine months ended September 30, 2013
Foreign currency translation reserve, beginning of year	(6,708)	(2,860)	(9,568)
Foreign currency translation reserve, end of year	(9,865)	(4,979)	(14,844)
For the nine months ended August 31, 2012
Foreign currency translation reserve, beginning of year	(7,090)	26	(7,064)
Foreign currency translation reserve, end of year	(5,618)	(2,122)	(7,740)

Consolidated Statements of Cash Flows	As previously reported ($)	Correction ($)	As restated ($)
For the nine months ended September 30, 2013
Net cash used in operating activities	(375)	(2,119)	(2,494)
Net cash used in investing activities	(4,881)	2,119	(2,762)
For the nine months ended August 31, 2012
Net cash used in operating activities	(2,986)	(1,409)	(4,395)
Net cash used in investing activities	(8,184)	1,409	(6,775)

Disclosure has been added to note 10 regarding a financial surety for up to US$750 entered into in 2010 by Minera Exar.

15.                               Subsequent events

Subsequent to September 30, 2013, the Company drew down an additional $500 on its stand-by credit facility. As such, the Company has drawn $9,500 from its $10,500 credit facility. Refer to note 8.

Waldo Perez formally stepped down as President and CEO, and as a Director, at the Company`s annual general meeting on June 25, 2013.  On December 26, 2013, the Company became aware that Mr. Perez had filed a statement of claim against its Argentinean subsidiary, Minera Exar, for approximately 5.2 million Argentinean pesos for severance and other labour related payments allegedly due to Mr. Perez pursuant to his involvement with the Company, although such amount might vary depending on the results of the evidence of the case, and due to foreign exchange fluctuations, adjustments for inflation, interest and other costs.  While the Company is still evaluating the claim and without acknowledging explicitly or implicitly any amount due to Mr. Perez, the Company has previously reserved $662 in its restated September 30, 2013 condensed interim consolidated financial statements, an amount management accrued based on its best estimate of any potential liability for such severance payment pursuant to Mr. Perez`s previous employment contract.